AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

November 17, 2015

Via EDGAR

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:        Pacific Funds Series Trust (File No. 333-207502)

              Responses to Comments on the Registration Statement on Form N-14

Dear Ms. Skeens:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC”) staff on November 10, 2015, concerning the Registration Statement on Form N-14 (the “Registration Statement”) of Pacific Funds Large-Cap, a series of Pacific Funds Series Trust (the “Registrant”), which was filed with the SEC on October 19, 2015. Set forth in the numbered paragraphs below are the staff’s comments followed by the Registrant’s responses.

Proxy Statement/Prospectus:

1.

Comment:  Please ensure that all missing information, such as the Special Meeting date and the Record Date, is included in the pre-effective amendment. In addition, please ensure that the capitalization information that will be provided in the capitalization table under the section entitled “Capitalization,” is as of a date within 30 days of the filing of the Form N-14.

Response:   The Registrant intends to include all applicable information in the pre-effective amendment, and will update the capitalization information in accordance with the staff’s comment.

2.

Comment:  As supplemental information, please provide in your response letter the rationale for conducting a merger transaction involving a target fund (the “Rothschild Fund”) with less than one full year of operation. Please also confirm that no annual reports or auditor consents are available for the Rothschild Fund.

Response: Rothschild Asset Management Inc. (“Rothschild”), the adviser to the Rothschild Fund, made a business decision to seek a strategic alignment with an entity possessing existing distribution capabilities, rather than to expend the significant capital and resources necessary to develop its own distribution capabilities. The Pacific Funds family of funds, which has existing distribution capabilities, wished to expand its product offering with U.S. equity funds in order to permit its investors to participate in a range of investment styles currently prevalent in the market. The proposed reorganization is intended to meet both of these business objectives.

PACIFIC LIFE INSURANCE COMPANY

700 Newport Center Drive, Newport Beach, California 92660-6307, Telephone (949) 219-3011

Deborah D. Skeens

November 17, 2015

As the Rothschild Fund has been in operation for less than one full year, the Registrant confirms that no annual reports or auditor consents are available at this time.

3.

Comment:  In the “Letter to Shareholders,” reference is made to extraordinary expenses. Please include in that section, or where the Registrant deems it appropriate to do so, an explanation of extraordinary expenses that are excluded from the expense limitations.

Response:   The Registrant has included the applicable information in its response to the question “How will the Reorganization affect the fees and expenses I pay as a shareholder of the Rothschild Fund?” in the section entitled “Questions & Answers.”

4.

Comment:  In the “Questions and Answers” section, please include a brief discussion of what the Board of Trustees of the Professionally Managed Portfolios (the “Board”) considered and the reasons why the Board believes that the proposed reorganization should be approved. In your discussion, please address any fee increases, as may be applicable, any conflicts that may be present, including any conflict arising from an affiliate of the adviser to the acquiring fund serving as the principal underwriter and distributor, and any factors that may be adverse to the reorganization.

Response:   The Registrant has revised this section to include the applicable information.

5.

Comment:  In the “Question and Answers” section, in the response to the question “How will the Reorganization affect the fees and expenses I pay as a shareholder of the Rothschild Fund?”, please clarify the statement that the Board has not passed on the appropriateness of the higher advisory fee.

Response: The Registrant has revised this section accordingly.

6.

Comment:  In the same section noted in our previous comment, please clarify whether there is an expectation that any advisory fee waiver or expense limitation agreement will continue after the initial term.

Response:   The Registrant has revised this section accordingly.

7.

Comment:  In the “Questions and Answers” section, in the response to the question “What is the purpose of the Reorganization?”, please explain how an increase to the Acquired Fund’s asset base may benefit shareholders. In addition, please explain how enhancements to Rothschild’s infrastructure may benefit shareholders.

Response:   The Registrant has revised this section accordingly.

8.

Comment:  In the “Introduction” section of the Combined Proxy Statement and Prospectus, please revise Proposal 2 to include “Special” before the word “Meeting,” and ensure that defined terms are used consistently.

Response:   The Registrant has revised this section accordingly.

9.	Comment: With reference to general instruction G of Form N-14, please ensure that all documents to be incorporated by reference include the applicable file number under the Securities Act of 1933.

Response:   The Registrant has included the applicable information.

10.

Comment:  The third paragraph of the “Trust Board Considerations” section of the Combined Proxy Statement and Prospectus states that the Board considered that the Rothschild Fund assets have not achieved economies of scale in the “short time since its inception.” Please add prominent disclosure indicating that the Rothschild Fund has not yet reached its first full year of operation and include its actual inception date.

Response:   The Registrant has revised the applicable disclosure.

Deborah D. Skeens

November 17, 2015

11.

Comment:  The seventh paragraph of the “Trust Board Considerations” section of the Combined Proxy Statement and Prospectus states that the “Board noted that shareholders will not be asked to approve the higher advisory fee for the PF Fund.” Please include an explanation as to why shareholders are not being asked to approve the advisory fee increase.

Response:   The Registrant has revised the applicable disclosure.

12.

Comment:  In the paragraph that addresses “Distribution and Service Fees” under the “Trust Board Considerations” section of the Combined Proxy Statement and Prospectus, please include a brief discussion related to any potential conflict of interest arising from an affiliate serving as the principal underwriter and distributor.

Response:   The Registrant has revised the applicable disclosure in the “Conflicts of Interest” section.

13.

Comment:  With respect to the “Conflicts of Interest” paragraph under the “Trust Board Considerations” section of the Combined Proxy Statement and Prospectus, please consider adding more extensive disclosure as it relates to the cash payment to be made pursuant to the Fund Adoption Agreement as required by Item 22 of Schedule 14A and other potential disclosures.

Response:  The Registrant believes that the disclosure provided in the Combined Proxy Statement and Prospectus appropriately discloses the existence of the conflicts associated with the Reorganization.

14.

Comment:  In your response, please provide a supplemental explanation as to why the “Other Expenses” of the Rothschild Fund, which appear in the tables under section “G. Comparison of Fees and Expenses,” are significantly higher in relation to those of the PF Fund.

Response:   The higher “Other Expenses” of the Rothschild Fund, as set forth in the Fees and Expenses tables, reflect the lack of shareholder growth, whereas the PF Fund’s pro forma “Other Expenses” account for projected net assets.

15.	Comment: In Footnote 3 appearing below the same tables referenced in our previous comment, please specify what “certain other expenses” consist of and whether they are or are not being waived.

Response:   The Registrant believes that the existing disclosure in the second paragraph under section “G. Comparison of Fees and Expenses” appearing immediately above the Fees and Expenses tables adequately responds to this comment. The Registrant notes that this disclosure defines “certain other expenses” and specifies the “certain other expenses” that are included and excluded from the expense limitation agreement. This information also has been included in the revised response to the question “How will the Reorganization affect the fees and expenses I pay as a shareholder of the Rothschild Fund?” in the section entitled “Questions & Answers.”

16.

Comment:  In the Example appearing under the Fees and Expenses tables, the Rothschild Fund uses its Net Expenses for all periods, whereas the PF Fund uses its Net Expenses for the one year period and Total Annual Fund Operating Expenses for all other periods. Please explain why the PF Fund does not reflect Net Expenses for the three year period covered by the expense limitation agreement.

Response:   The Registrant has revised the disclosure to reflect that the PF Fund uses its Net Expenses for all periods in which the expense limitation applies.

17.

Comment:  For all numbers provided in the Fees and Expenses tables, please (a) ensure that such numbers are correct and (b) explain supplementally why such numbers are estimates instead of being based on the fund’s most recent year end balance.

Response: The Registrant will ensure that all numbers included in the Fees and Expenses tables are correct. The Registrant has based “Other Expenses” on estimated amounts for the current fiscal year as the fund has been in operation for less than one full year. Thus, a current fiscal year end balance is not available at this time.

Deborah D. Skeens

November 17, 2015

18.

Comment:  With respect to the first sentence under section H, entitled “Performance Information”, please clarify that this information will be made available in a subsequent filing. In addition, please supplementally explain the legal basis for why the adoption of performance history that is less than one year is not misleading.

Response:   The Registrant has revised this section accordingly. In the North American Securities Trust no-action letter (Aug. 5, 1994) (“NAST Letter”), the SEC Staff indicated that to determine the accounting survivor in a fund reorganization, the attributes of the participating funds should be compared with those of the surviving fund to determine which of the participants the surviving fund will most closely resemble. The SEC Staff articulated five key factors that should be considered when making this comparison (the “NAST Factors”): (1) investment advisers; (2) investment objectives, policies and restrictions; (3) expense structures and expense ratios; (4) asset size; and (5) portfolio composition. Further, the SEC Staff has acknowledged that the accounting and performance survivor in “shell” reorganizations typically is the shell acquiring fund. See Chief Accountant of the Division of Investment Management, Annual Industry Comment Letter (Feb. 14, 2001) (“When investment companies reorganize existing funds or classes into new ‘shell’ entities and carry over past performance information, the new ‘shell’ entities should also carryover the prior financial highlights and financial statements.”), available at http://www.sec.gov/divisions/investment/im021401.htm.

The investment objectives, policies and restrictions of the two participating funds are substantially similar. While the portfolio composition of the acquired fund will become the portfolio compostion of the acquiring fund as a result of the proposed reorganization, and the acquired fund has a larger asset size than the acquiring fund, we believe that, on balance, the NAST Factors favor the selection of the acquiring fund as the accounting and performance survivor in the proposed reorganization. In further support of this conclusion, we note that the acquiring fund is a newly-formed “shell” fund created specifically to acquire the acquired fund, and is designed to be essentially a continuation of the acquired fund, under the supervision of a new Board and a new investment adviser, with the current investment adviser remaining responsible for the day-to-day investment operations of the fund as its sub-adviser.

Because the acquired fund has not completed its first full year of operation, there is no performance history to provide at this time. The Registrant will not reference performance history of the fund until the fund’s full calendar year, at which time the performance history will be appropriately disclosed.

19.	Comment: In the “Distribution Arrangements – PF Fund” discussion, please include the standard Rule 12b-1 fee disclosure.

Response:   The Registrant has revised this section accordingly.

20.

Comment:  Please delete the last sentence in the first paragraph of section J. entitled “Key Information About the Proposal,” as Form N-14 requires the summary to be accurate and materially representative without qualification.

Response:   The Registrant has revised this section accordingly.

21.	Comment: In the paragraph entitled “Tracking Your Basis and Holding Period” under section 3, Federal Income Tax Consequences, please clarify the PF Fund’s actual cost basis default method.

Response:   The Registrant has revised this section accordingly.

22.

Comment:  With respect to the Quorum and Adjournments discussion under the “Voting Information” section, please include in your response a supplemental explanation as to why the Rothschild Fund only requires 40% and not 50% of issued and outstanding shares to be considered a quorum.

Deborah D. Skeens

November 17, 2015

Response:   Section 3 of Article V of the Amended and Restated Agreement and Declaration of Trust of Professionally Managed Portfolios, a Massachusetts Business Trust, provides that except when a larger quorum is required by application of law, by the By-Laws or by Declaration of Trust, 40% of the shares entitled to vote shall constitute a quorum at a shareholder’s meeting.

23.

Comment:  In section “E. Effect of Abstentions and Broker Non-Votes”, please revise the disclosure as the Fund is not permitted to direct brokers or nominees to withhold votes to avoid the defeat of a proposal.

Response:   The Registrant has revised this section accordingly.

24.

Comment:  Please revise section “F. Solicitation of Proxies” to include a brief discussion of the material features of the agreement or arrangement with the proxy solicitor in accordance with Item 4(a)(3) of Form N-14.

Response:   The Registrant has revised this section accordingly.

25.

Comment:  Since the Statement of Additional Information (“SAI”) included as Part B of the N-14 incorporates by reference the Rothschild Fund SAI, any shareholder that requests a copy of the Proxy Statement should also receive a copy of the Rothshcild Fund SAI and the disclosure should be revised to state as such.

Response:   The Registrant has revised this section accordingly.

26.	Comment: Please provide the Tandy Representations that the Registrant customarily makes before the effective date of an amendment.

Response:   The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above-referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

If you have any questions or further comments please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L.Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

       Laurene MacElwee, Pacific Life Fund Advisors LLC

       J.G. Lallande, Esq., Pacific Life Insurance Company

       Jeffrey S. Puretz, Esq., Dechert LLP

       Domenick Pugliese, Esq., Paul Hastings LLP

       Christopher E. Palmer, Esq. Goodwin Procter LLP

AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

November 17, 2015

Via EDGAR

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:        Pacific Funds Series Trust (File No. 333-207498)

              Responses to Comments on the Registration Statement on Form N-14

Dear Ms. Skeens:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC”) staff on November 10, 2015, concerning the Registration Statement on Form N-14 (the “Registration Statement”) of Pacific Funds Large-Cap Value, a series of Pacific Funds Series Trust (the “Registrant”), which was filed with the SEC on October 19, 2015. Set forth in the numbered paragraphs below are the staff’s comments followed by the Registrant’s responses.

Proxy Statement/Prospectus:

1.

Comment:  Please ensure that all missing information, such as the Special Meeting date and the Record Date, is included in the pre-effective amendment. In addition, please ensure that the capitalization information that will be provided in the capitalization table under the section entitled “Capitalization,” is as of a date within 30 days of the filing of the Form N-14.

Response:   The Registrant intends to include all applicable information in the pre-effective amendment, and will update the capitalization information in accordance with the staff’s comment.

2.

Comment:  As supplemental information, please provide in your response letter the rationale for conducting a merger transaction involving a target fund (the “Rothschild Fund”) with less than one full year of operation. Please also confirm that no annual reports or auditor consents are available for the Rothschild Fund.

Response:   Rothschild Asset Management Inc. (“Rothschild”), the adviser to the Rothschild Fund, made a business decision to seek a strategic alignment with an entity possessing existing distribution capabilities, rather than to expend the significant capital and resources necessary to develop its own distribution capabilities. The Pacific Funds family of funds, which has existing distribution capabilities, wished to expand its product offering with U.S. equity funds in order to permit its investors to participate in a range of investment styles currently prevalent in the market. The proposed reorganization is intended to meet both of these business objectives.

PACIFIC LIFE INSURANCE COMPANY

700 Newport Center Drive, Newport Beach, California 92660-6307, Telephone (949) 219-3011

Deborah D. Skeens

November 17, 2015

As the Rothschild Fund has been in operation for less than one full year, the Registrant confirms that no annual reports or auditor consents are available at this time.

3.

Comment:  In the “Letter to Shareholders,” reference is made to extraordinary expenses. Please include in that section, or where the Registrant deems it appropriate to do so, an explanation of extraordinary expenses that are excluded from the expense limitations.

Response:   The Registrant has included the applicable information in its response to the question “How will the Reorganization affect the fees and expenses I pay as a shareholder of the Rothschild Fund?” in the section entitled “Questions & Answers.”

4.

Comment:  In the “Questions and Answers” section, please include a brief discussion of what the Board of Trustees of the Professionally Managed Portfolios (the “Board”) considered and the reasons why the Board believes that the proposed reorganization should be approved. In your discussion, please address any fee increases, as may be applicable, any conflicts that may be present, including any conflict arising from an affiliate of the adviser to the acquiring fund serving as the principal underwriter and distributor, and any factors that may be adverse to the reorganization.

Response:   The Registrant has revised this section to include the applicable information.

5.

Comment:  In the “Question and Answers” section, in the response to the question “How will the Reorganization affect the fees and expenses I pay as a shareholder of the Rothschild Fund?”, please clarify the statement that the Board has not passed on the appropriateness of the higher advisory fee.

Response:   The Registrant has revised this section accordingly.

6.

Comment:  In the same section noted in our previous comment, please clarify whether there is an expectation that any advisory fee waiver or expense limitation agreement will continue after the initial term.

Response:   The Registrant has revised this section accordingly.

7.

Comment:  In the “Questions and Answers” section, in the response to the question “What is the purpose of the Reorganization?”, please explain how an increase to the Acquired Fund’s asset base may benefit shareholders. In addition, please explain how enhancements to Rothschild’s infrastructure may benefit shareholders.

Response:   The Registrant has revised this section accordingly.

8.	Comment: Please confirm that Rothschild is the Acquired Fund’s sole investor, and if so, please make references to “shareholders” in the N-14 singular, rather than plural.

Response:   Confirmed and the Registrant has revised the N-14 accordingly.

9.

Comment:  In the “Introduction” section of the Combined Proxy Statement and Prospectus, please revise Proposal 2 to include “Special” before the word “Meeting,” and ensure that defined terms are used consistently.

Response:   The Registrant has revised this section accordingly.

10.	Comment: With reference to general instruction G of Form N-14, please ensure that all documents to be incorporated by reference include the applicable file number under the Securities Act of 1933.

Response:   The Registrant has included the applicable information.

Deborah D. Skeens

November 17, 2015

11.

Comment:  The third paragraph of the “Trust Board Considerations” section of the Combined Proxy Statement and Prospectus states that the Board considered that the Rothschild Fund assets have not achieved economies of scale in the “short time since its inception.” Please add prominent disclosure indicating that the Rothschild Fund has not yet reached its first full year of operation and include its actual inception date.

Response:   The Registrant has revised the applicable disclosure.

12.

Comment:  The seventh paragraph of the “Trust Board Considerations” section of the Combined Proxy Statement and Prospectus states that the “Board noted that shareholders will not be asked to approve the higher advisory fee for the PF Fund.” Please include an explanation as to why shareholders are not being asked to approve the advisory fee increase.

Response:   The Registrant has revised the applicable disclosure.

13.

Comment:  In the paragraph that addresses “Distribution and Service Fees” under the “Trust Board Considerations” section of the Combined Proxy Statement and Prospectus, please include a brief discussion related to any potential conflict of interest arising from an affiliate serving as the principal underwriter and distributor.

Response:   The Registrant has revised the applicable disclosure in the “Conflicts of Interest” section.

14.

Comment:  With respect to the “Conflicts of Interest” paragraph under the “Trust Board Considerations” section of the Combined Proxy Statement and Prospectus, please consider adding more extensive disclosure as it relates to the cash payment to be made pursuant to the Fund Adoption Agreement as required by Item 22 of Schedule 14A and other potential disclosures.

Response:   The Registrant believes that the disclosure provided in the Combined Proxy Statement and Prospectus appropriately discloses the existence of the conflicts associated with the Reorganization.

15.

Comment:  In your response, please provide a supplemental explanation as to why the “Other Expenses” of the Rothschild Fund, which appear in the tables under section “G. Comparison of Fees and Expenses,” are significantly higher in relation to those of the PF Fund.

Response:   The higher “Other Expenses” of the Rothschild Fund, as set forth in the Fees and Expenses tables, reflect the lack of shareholder growth, whereas the PF Fund’s pro forma “Other Expenses” account for projected net assets.

16.	Comment: In Footnote 3 appearing below the same tables referenced in our previous comment, please specify what “certain other expenses” consist of and whether they are or are not being waived.

Response:   The Registrant believes that the existing disclosure in the second paragraph under section “G. Comparison of Fees and Expenses” appearing immediately above the Fees and Expenses tables adequately responds to this comment. The Registrant notes that this disclosure defines “certain other expenses” and specifies the “certain other expenses” that are included and excluded from the expense limitation agreement. This information also has been included in the revised response to the question “How will the Reorganization affect the fees and expenses I pay as a shareholder of the Rothschild Fund?” in the section entitled “Questions & Answers.”

17.

Comment:  In the Example appearing under the Fees and Expenses tables, the Rothschild Fund uses its Net Expenses for all periods, whereas the PF Fund uses its Net Expenses for the one year period and Total Annual Fund Operating Expenses for all other periods. Please explain why the PF Fund does not reflect Net Expenses for the three year period covered by the expense limitation agreement.

Response:   The Registrant has revised the disclosure to reflect that the PF Fund uses its Net Expenses for all periods in which the expense limitation applies.

Deborah D. Skeens

November 17, 2015

18.

Comment:  For all numbers provided in the Fees and Expenses tables, please (a) ensure that such numbers are correct and (b) explain supplementally why such numbers are estimates instead of being based on the fund’s most recent year end balance.

Response:   The Registrant will ensure that all numbers included in the Fees and Expenses tables are correct. The Registrant has based “Other Expenses” on estimated amounts for the current fiscal year as the fund has been in operation for less than one full year. Thus, a current fiscal year end balance is not available at this time.

19.

Comment:  With respect to the first sentence under section H, entitled “Performance Information,” please clarify that this information will be made available in a subsequent filing. In addition, please supplementally explain the legal basis for why the adoption of performance history that is less than one year is not misleading.

Response:   The Registrant has revised this section accordingly. In the North American Securities Trust no-action letter (Aug. 5, 1994) (“NAST Letter”), the SEC Staff indicated that to determine the accounting survivor in a fund reorganization, the attributes of the participating funds should be compared with those of the surviving fund to determine which of the participants the surviving fund will most closely resemble. The SEC Staff articulated five key factors that should be considered when making this comparison (the “NAST Factors”): (1) investment advisers; (2) investment objectives, policies and restrictions; (3) expense structures and expense ratios; (4) asset size; and (5) portfolio composition. Further, the SEC Staff has acknowledged that the accounting and performance survivor in “shell” reorganizations typically is the shell acquiring fund. See Chief Accountant of the Division of Investment Management, Annual Industry Comment Letter (Feb. 14, 2001) (“When investment companies reorganize existing funds or classes into new ‘shell’ entities and carry over past performance information, the new ‘shell’ entities should also carryover the prior financial highlights and financial statements.”), available at http://www.sec.gov/divisions/investment/im021401.htm.

The investment objectives, policies and restrictions of the two participating funds are substantially similar. While the portfolio composition of the acquired fund will become the portfolio compostion of the acquiring fund as a result of the proposed reorganization, and the acquired fund has a larger asset size than the acquiring fund, we believe that, on balance, the NAST Factors favor the selection of the acquiring fund as the accounting and performance survivor in the proposed reorganization. In further support of this conclusion, we note that the acquiring fund is a newly-formed “shell” fund created specifically to acquire the acquired fund, and is designed to be essentially a continuation of the acquired fund, under the supervision of a new Board and a new investment adviser, with the current investment adviser remaining responsible for the day-to-day investment operations of the fund as its sub-adviser.

Because the acquired fund has not completed its first full year of operation, there is no performance history to provide at this time. The Registrant will not reference performance history of the fund until the fund’s full calendar year, at which time the performance history will be appropriately disclosed.

20.	Comment: In the “Distribution Arrangements – PF Fund” discussion, please include the standard Rule 12b-1 fee disclosure.

Response:   The Registrant has revised this section accordingly.

Deborah D. Skeens

November 17, 2015

21.

Comment:  Please delete the last sentence in the first paragraph of section J. entitled “Key Information About the Proposal,” as Form N-14 requires the summary to be accurate and materially representative without qualification.

Response:   The Registrant has revised this section accordingly.

22.	Comment: In the paragraph entitled “Tracking Your Basis and Holding Period” under section 3, Federal Income Tax Consequences, please clarify the PF Fund’s actual cost basis default method.

Response:   The Registrant has revised this section accordingly.

23.

Comment:  With respect to the Quorum and Adjournments discussion under the “Voting Information” section, please include in your response a supplemental explanation as to why the Rothschild Fund only requires 40% and not 50% of issued and outstanding shares to be considered a quorum.

Response:   Section 3 of Article V of the Amended and Restated Agreement and Declaration of Trust of Professionally Managed Portfolios, a Massachusetts Business Trust, provides that except when a larger quorum is required by application of law, by the By-Laws or by Declaration of Trust, 40% of the shares entitled to vote shall constitute a quorum at a shareholder’s meeting.

24.

Comment:  In section “E. Effect of Abstentions and Broker Non-Votes,” please revise the disclosure as the Fund is not permitted to direct brokers or nominees to withhold votes to avoid the defeat of a proposal.

Response:   The Registrant has revised this section accordingly.

25.

Comment:  Please revise section “F. Solicitation of Proxies” to include a brief discussion of the material features of the agreement or arrangement with the proxy solicitor in accordance with Item 4(a)(3) of Form N-14.

Response:   The Registrant has revised this section accordingly.

26.

Comment:  Since the Statement of Additional Information (“SAI”) included as Part B of the N-14 incorporates by reference the Rothschild Fund SAI, any shareholder that requests a copy of the Proxy Statement should also receive a copy of the Rothshcild Fund SAI and the disclosure should be revised to state as such.

Response:   The Registrant has revised this section accordingly.

27.	Comment: Please provide the Tandy Representations that the Registrant customarily makes before the effective date of an amendment.

Response:   The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above-referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

If you have any questions or further comments, please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L.Cheng

Audrey L. Cheng

Deborah D. Skeens

November 17, 2015

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

        Laurene MacElwee, Pacific Life Fund Advisors LLC

        J.G. Lallande, Esq., Pacific Life Insurance Company

        Jeffrey S. Puretz, Esq., Dechert LLP

        Domenick Pugliese, Esq., Paul Hastings LLP

        Christopher E. Palmer, Esq. Goodwin Procter LLP

AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

November 17, 2015

Via EDGAR

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:        Pacific Funds Series Trust (File No. 333-207499)

              Responses to Comments on the Registration Statement on Form N-14

Dear Ms. Skeens:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC”) staff on November 10, 2015, concerning the Registration Statement on Form N-14 (the “Registration Statement”) of Pacific Funds Small/Mid-Cap, Pacific Funds Small-Cap, Pacific Funds Small-Cap Value and Pacific Funds Small-Cap Growth, each a series of Pacific Funds Series Trust (the “Registrant”), which was filed with the SEC on October 19, 2015. Set forth in the numbered paragraphs below are the staff’s comments followed by the Registrant’s responses.

Proxy Statement/Prospectus:

1.

Comment:  Please ensure that all missing information, such as the Special Meeting date and the Record Date, is included in the pre-effective amendment. In addition, please ensure that the capitalization information that will be provided in the capitalization table under the section entitled “Capitalization,” is as of a date within 30 days of the filing of the Form N-14.

Response:   The Registrant intends to include all applicable information in the pre-effective amendment, and will update the capitalization information in accordance with the staff’s comment.

2.

Comment:  As supplemental information, please provide in your response letter the rationale for conducting a merger transaction involving target funds (the “Rothschild Funds”) with less than one full year of operation. Please also confirm that no annual reports or auditor consents are available for the Rothschild Funds.

Response:   Rothschild Asset Management Inc. (“Rothschild”), the adviser to the Rothschild Funds, made a business decision to seek a strategic alignment with an entity possessing existing distribution capabilities, rather than to expend the significant capital and resources necessary to develop its own distribution capabilities. The Pacific Funds family of funds, which has existing

PACIFIC LIFE INSURANCE COMPANY

700 Newport Center Drive, Newport Beach, California 92660-6307, Telephone (949) 219-3011

Deborah D. Skeens

November 17, 2015

distribution capabilities, wished to expand its product offering with U.S. equity funds in order to permit its investors to participate in a range of investment styles currently prevalent in the market. The proposed reorganization is intended to meet both of these business objectives.

As the Rothschild Funds have been in operation for less than one full year, the Registrant confirms that no annual reports or auditor consents are available at this time.

3.

Comment: In the “Letter to Shareholders,” reference is made to extraordinary expenses. Please include in that section, or where the Registrant deems it appropriate to do so, an explanation of extraordinary expenses that are excluded from the expense limitations.

Response:  The Registrant has included the applicable information in its response to the question “How will the Reorganization affect the fees and expenses I pay as a shareholder of the Rothschild Fund?” in the section entitled “Questions & Answers.”

4.

Comment:  In the “Questions and Answers” section, please include a brief discussion of what the Board of Trustees of the Professionally Managed Portfolios (the “Board”) considered and the reasons why the Board believes that the proposed reorganizations should be approved. In your discussion, please address any fee increases, as may be applicable, any conflicts that may be present, including any conflict arising from an affiliate of the adviser to the acquiring fund serving as the principal underwriter and distributor, and any factors that may be adverse to the reorganization.

Response:   The Registrant has revised this section to include the applicable information.

5.

Comment:  In the “Question and Answers” section, in the response to the question “How will the Reorganization affect the fees and expenses I pay as a shareholder of a Rothschild Fund?”, please clarify whether there is an expectation that any expense limitation agreement will continue after the initial term.

Response:   The Registrant has revised this section accordingly.

6.

Comment:  In the “Questions and Answers” section, in the response to the question “What is the purpose of the Reorganization?”, please explain how an increase to an Acquired Fund’s asset base may benefit shareholders. In addition, please explain how enhancements to Rothschild’s infrastructure may benefit shareholders.

Response:   The Registrant has revised this section accordingly.

7.

Comment:  In the “Introduction” section of the Combined Proxy Statement and Prospectus, please revise Proposal 2 to include “Special” before the word “Meeting,” and ensure that defined terms are used consistently.

Response: The Registrant has revised this section accordingly.

8.	Comment: With reference to general instruction G of Form N-14, please ensure that all documents to be incorporated by reference include the applicable file number under the Securities Act of 1933.

Response:   The Registrant has included the applicable information.

9.

Comment:  The third paragraph of the “Trust Board Considerations” section of the Combined Proxy Statement and Prospectus states that the Board considered that the Rothschild Funds’ assets have not achieved economies of scale in the “short time since its inception.” Please add prominent disclosure indicating that the Rothschild Funds have not yet reached their first full year of operation and include their actual inception date.

Response:   The Registrant has revised the applicable disclosure.

Deborah D. Skeens

November 17, 2015

10.

Comment:  In the paragraph that addresses “Distribution and Service Fees” under the “Trust Board Considerations” section of the Combined Proxy Statement and Prospectus, please include a brief discussion related to any potential conflict of interest arising from an affiliate serving as the principal underwriter and distributor.

Response:   The Registrant has revised the applicable disclosure in the “Conflicts of Interest” section.

11.

Comment:  With respect to the “Conflicts of Interest” paragraph under the “Trust Board Considerations” section of the Combined Proxy Statement and Prospectus, please consider adding more extensive disclosure as it relates to the cash payment to be made pursuant to the Fund Adoption Agreement as required by Item 22 of Schedule 14A and other potential disclosures.

Response:   The Registrant believes that the disclosure provided in the Combined Proxy Statement and Prospectus appropriately discloses the existence of the conflicts associated with the Reorganization.

12.

Comment:  In your response, please provide a supplemental explanation as to why the “Other Expenses” of the Rothschild Funds, which appear in the tables under section “G. Comparison of Fees and Expenses,” are significantly higher in relation to those of the PF Funds.

Response:   The higher “Other Expenses” of the Rothschild Funds, as set forth in the Fees and Expenses tables, reflect the lack of shareholder growth, whereas the PF Funds’ pro forma “Other Expenses” account for projected net assets.

13.	Comment: In Footnote 3 appearing below the same tables referenced in our previous comment, please specify what “certain other expenses” consist of and whether they are or are not being waived.

Response:   The Registrant believes that the existing disclosure in the second paragraph under section “G. Comparison of Fees and Expenses” appearing immediately above the Fees and Expenses tables adequately responds to this comment. The Registrant notes that this disclosure defines “certain other expenses” and specifies the “certain other expenses” that are included and excluded from the expense limitation agreement. This information also has been included in the revised response to the question “How will the Reorganization affect the fees and expenses I pay as a shareholder of the Rothschild Fund?” in the section entitled “Questions & Answers.”

14.

Comment:  In the Example appearing under the Fees and Expenses tables, the Rothschild Funds use their Net Expenses for all periods, whereas the PF Funds use their Net Expenses for the one year period and Total Annual Fund Operating Expenses for all other periods. Please explain why the PF Funds do not reflect Net Expenses for the three year period covered by the expense limitation agreements.

Response:   The Registrant has revised the disclosure to reflect that the PF Funds use their Net Expenses for all periods in which the expense limitations apply.

15.

Comment:  For all numbers provided in the Fees and Expenses tables, please (a) ensure that such numbers are correct and (b) explain supplementally why such numbers are estimates instead of being based on the fund’s most recent year end balance.

Response:   The Registrant will ensure that all numbers included in the Fees and Expenses tables are correct. The Registrant has based “Other Expenses” on estimated amounts for the current fiscal year as the fund has been in operation for less than one full year. Thus, a current fiscal year end balance is not available at this time.

16.

Comment:  With respect to the first sentence under section H, entitled “Performance Information,” please clarify that this information will be made available in a subsequent filing. In addition, please supplementally explain the legal basis for why the adoption of performance history that is less than one year is not misleading.

Deborah D. Skeens

November 17, 2015

Response:   The Registrant has revised this section accordingly. In the North American Securities Trust no-action letter (Aug. 5, 1994) (“NAST Letter”), the SEC Staff indicated that to determine the accounting survivor in a fund reorganization, the attributes of the participating funds should be compared with those of the surviving fund to determine which of the participants the surviving fund will most closely resemble. The SEC Staff articulated five key factors that should be considered when making this comparison (the “NAST Factors”): (1) investment advisers; (2) investment objectives, policies and restrictions; (3) expense structures and expense ratios; (4) asset size; and (5) portfolio composition. Further, the SEC Staff has acknowledged that the accounting and performance survivor in “shell” reorganizations typically is the shell acquiring fund. See Chief Accountant of the Division of Investment Management, Annual Industry Comment Letter (Feb. 14, 2001) (“When investment companies reorganize existing funds or classes into new ‘shell’ entities and carry over past performance information, the new ‘shell’ entities should also carryover the prior financial highlights and financial statements.”), available at http://www.sec.gov/divisions/investment/im021401.htm.

The investment objectives, policies and restrictions of the participating funds are substantially similar. While the portfolio composition of the acquired funds will become the portfolio compostion of the acquiring funds as a result of the proposed reorganization, and the acquired funds have a larger asset size than the acquiring funds, we believe that, on balance, the NAST Factors favor the selection of the acquiring fund as the accounting and performance survivor in the proposed reorganization. In further support of this conclusion, we note that the acquiring funds are each a newly-formed “shell” fund created specifically to acquire their corresponding acquired funds, and is designed to be essentially a continuation of the acquired fund, under the supervision of a new Board and a new investment adviser, with the current investment adviser remaining responsible for the day-to-day investment operations of the funds as its sub-adviser.

Because the acquired funds have not completed their first full year of operation, there is no performance history to provide at this time. The Registrant will not reference performance history of the funds until the fund’s full calendar year, at which time the performance history will be appropriately disclosed.

17.	Comment: In the “Distribution Arrangements – PF Funds” discussion, please include the standard Rule 12b-1 fee disclosure.

Response:   The Registrant has revised this section accordingly.

18.

Comment:  Please delete the last sentence in the first paragraph of section J. entitled “Key Information About the Proposal,” as Form N-14 requires the summary to be accurate and materially representative without qualification.

Response:   The Registrant has revised this section accordingly.

19.	Comment: In the paragraph entitled “Tracking Your Basis and Holding Period” under section 3, Federal Income Tax Consequences, please clarify the PF Funds’ actual cost basis default method.

Response:   The Registrant has revised this section accordingly.

20.

Comment:  With respect to the Quorum and Adjournments discussion under the “Voting Information” section, please include in your response a supplemental explanation as to why the Rothschild Fund only requires 40% and not 50% of issued and outstanding shares to be considered a quorum.

Response:   Section 3 of Article V of the Amended and Restated Agreement and Declaration of Trust of Professionally Managed Portfolios, a Massachusetts Business Trust, provides that except when a larger quorum is required by application of law, by the By-Laws or by Declaration of Trust, 40% of the shares entitled to vote shall constitute a quorum at a shareholder’s meeting.

Deborah D. Skeens

November 17, 2015

21.

Comment:  In section “E. Effect of Abstentions and Broker Non-Votes,” please revise the disclosure as a fund is not permitted to direct brokers or nominees to withhold votes to avoid the defeat of a proposal.

Response:   The Registrant has revised this section accordingly.

22.

Comment:  Please revise section “F. Solicitation of Proxies” to include a brief discussion of the material features of the agreement or arrangement with the proxy solicitor in accordance with Item 4(a)(3) of Form N-14.

Response:   The Registrant has revised this section accordingly.

23.

Comment:  Since the Statement of Additional Information (“SAI”) included as Part B of the N-14 incorporates by reference the Rothschild Funds SAI, any shareholder that requests a copy of the Proxy Statement should also receive a copy of the Rothshcild Funds SAI and the disclosure should be revised to state as such.

Response:   The Registrant has revised this section accordingly.

24.	Comment: Please provide the Tandy Representations that the Registrant customarily makes before the effective date of an amendment.

Response:   The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above-referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

If you have any questions or further comments please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L.Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

       Laurene MacElwee, Pacific Life Fund Advisors LLC

       J.G. Lallande, Esq., Pacific Life Insurance Company

       Jeffrey S. Puretz, Esq., Dechert LLP

       Domenick Pugliese, Esq., Paul Hastings LLP

       Christopher E. Palmer, Esq. Goodwin Procter LLP